Exhibit 1

TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and extraordinary general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on July 23, 2013 at 5:00 p.m. Israel time, at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel.

The agenda of the Meeting shall be as follows:

1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors; and

2.           Approval of the re-election of each of Mr. Jan Loeb, Mr. Zeev Birnboim and Ms. Iris Shapira to serve as a director of the Company, to hold office until our next Annual General Meeting of Shareholders; and

3.           Subject to the approval of Item 6 below, which provides for  a modified article with regards to the Company’s ability to nominate Directors in advance (See amended article 66 in the attached amended Articles of Association), approval of the re-election of Mr. Yacov Shahar to serve as an external director in the Company for an additional three-year term. As approved, Mr. Yacov Shahar’s new service as an external director in the Company will begin immediately after his current service ends on August 30, 2013; and

4.           Approval in accordance with provision 273 of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law") of the following compensation to Mr. Zeev Birnboim: (1) monthly compensation in the amount of 6,500 NIS (the “Additional Compensation"), for his services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. or Bental (retroactive to March 7th 2013, when Mr. Birnboim was nominated as Chairman of the Board of Directors of Bental). The Additional Compensation will be paid to Mr. Zeev Birnboim in addition to his existing annual and meeting compensation in the amount of the Fixed Sum, as defined in the second and third appendix of the Israeli Companies Law Regulations (Rules Regarding Compensation and Expenses of External Directors) 5760-2000 (the "Compensations Regulations")  which Mr. Birnboim is already entitled to for serving as a director of the Company; and  (2) refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim is  already entitled to with respect to formal meetings of the Company's Board of Directors (the "Refund Of Travel Expenses"). The Additional Compensation and  Refund of Travel Expenses were approved according to provision 273 to the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and it is subject to the approval of the General Meeting of the shareholders; and

5.           Approval, in accordance with provision 272(c1) of the Israeli Companies Law of 2012 of an annual bonus for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus"). The Annual Bonus will be paid 7 business days following its approval by this Annual Shareholders Meeting. The Annual Bonus was approved according to provision 272(c1) to the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and is subject to the approval of the General Meeting of the shareholders; and

6.           Approval of certain amendments to the Articles of Association of the Company, inter alia, in order to reflect recent amendments to the Israeli Companies Law, the Israeli Securities Law, 5728-1968 (the "Securities Law") and to certain other matters (the "Modified AOA").; and

7.           Subject to the approval of Item 6 above, approval, to grant new modified letters of indemnification by the Company to its current directors and CEO in order to reflect recent amendments of the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters"). Following is the list of Directors and the CEO who will receive The New Indemnification Letters subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO). The grant of New Indemnification Letters to the Company's Directors and to its CEO were approved according to provision 273 and 272C1, respectively, to the Israeli Companies Law, by the Company’s Compensation Committee and by its Board of Directors on June 17th 2013 and they are subject to the approval of the General Meeting of the shareholders.  ; and

8.           Following the renewal of the current Directors and Officers Insurance Policy (the "D&O Insurance Policy") as approved by the Company's Board of Directors on March 19th 2013, the approval of the inclusion of the current Directors and the CEO of the Company to be covered by the D&O Insurance Policy. The following is the list of the current Directors and the CEO who will be covered by the D&O Insurance Policy, subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO). The decision to include within the covered persons the current Directors and the CEO in the Company's D&O Insurance Policy was approved according to provision 273 and 272C1, respectively, of the Israeli Companies Law, by the Company’s Compensation Committee and by its Board of Directors on June 17th 2013 and it is subject to the approval of the General Meeting of the shareholders.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The approval of each of Items 1 and 2 requires the affirmative vote of at least a majority of the Company’s ordinary shares (the “Shares”) present, in person or by proxy, and voting on the matter.

The approval of Item 3, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have personal interest in the nomination of Mr. Yacov Shahar as an external director, excluding personal interest that is not as a result of their relationship with the controlling shareholder (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether you are a Controlling Shareholder of the Company or whether you have a personal interest in the nomination of Mr. Yacov Shahar as an external director in the Company excluding personal interest that is not as a result of your relationship with the controlling shareholder. If any shareholder casting a vote does not notify us whether or not they are a Controlling Shareholder of the Company or whether they have a personal interest in the approval of the nomination of Mr. Yacov Shahar as an external director, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 4, 5, 7 and 8 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company  or who do not have personal interest in the approval of the compensation policy of the Company1 (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

With regards to the approval of each of Items 4, 5, 7 and 8 in the proxy card attached to the proxy statement, you will be asked to indicate whether you have a Personal Interest in the Approval of the Compensation Policy of the Company. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest in the Approval of the Compensation Policy of the Company with respect to Items 4, 5, 7 and 8, their vote with respect to such Items will be disqualified.

1 A shareholder will be considered as a shareholder who has a personal interest in the approval of the compensation policy of the Company if he or she or his relative, as defined below, has a personal interest, directly or indirectly, in the authorization of the terms of engagement of the current Directors and/or Officers and/or Controlling Shareholder (hereinafter "Personal Interest in the Approval of the Compensation Policy of the Company").

The approval of Item 6 requires the affirmative vote of seventy-five percent (75%) of those Shares present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on June 24, 2013 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 3, 4, 5, 7 and 8 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than ( July 21, 2013, 5:00 p.m. (Israel time)) to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on Items 3, 4, 5 7 and 8 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than July 4, 2013.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to July 30, 2013, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel during normal business hours and by prior coordination with Mr. Yaron Shalem (tel: +972-3-5652211 or +972-8-8628528).

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: June 17, 2013

TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
_____________________________

PROXY STATEMENT
_____________________________

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 23, 2013

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel on July 23, 2013 at 5:00 p.m. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “we” or “our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors; and

2.           Approval of the re-election of each of Mr. Jan Loeb, Mr. Zeev Birnboim and Ms. Iris Shapira to serve as a director of the Company, to hold office until our next Annual General Meeting of Shareholders and; and

3.           Subject to the approval of Item 6 below, which provides for a modified article with regards to the Company’s ability to nominate Directors in advance (See amended article 66 in the attached amended Articles of Association), approval of the re-election of Mr. Yacov Shahar to serve as an external director in the Company for an additional three-year term. As approved, Mr. Yacov Shahar’s new service as an external director in the Company will begin immediately after his current service ends on August 30, 2013; and

4.           Approval in accordance with provision 273 of the Israeli Companies Law of the following compensation to Mr. Zeev Birnboim: (1) monthly compensation in the amount of 6,500 NIS (the “Additional Compensation"), for his services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. or Bental (retroactive to March 7th 2013, when Mr. Birnboim was nominated as Chairman of the Board of Directors of Bental) . The Additional Compensation will be paid to Mr. Zeev Birnboim in addition to his annual and meeting compensation in the amount of the Fixed Sum, as defined in the second and third appendix of Israeli Companies Law Regulations (Rules Regarding Compensation and Expenses of External Directors) 5760-2000 which Mr. Birnboim is already entitled to for his serving as a director in the Company; and  (2) refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim is  already entitled to with respects to formal meetings of the Company's Board of Directors (the "Refund Of Travel Expenses") .The Additional Compensation and  Refund of Travel Expenses were approved according to provision 273 to the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and is subject to the approval of the General Meeting of the shareholders; and

5.           Approval, in accordance with provision 272(c1) of the Israeli Companies Law of 2012 of an annual bonus for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus"). The Annual Bonus will be paid 7 business days following its approval by this Annual Shareholders Meeting. The Annual Bonus was approved according to provision 272(c1) to the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and is subject to the approval of the General Meeting of the shareholders; and

6.           Approval of certain amendments to the Articles of Association of the Company in order to reflect recent amendments to the Israeli Companies Law, the Israeli Securities Law, 5728-1968 (the "Securities Law") and to certain other matters (the "Modified AOA");; and

7.           Subject to the approval of Item 6, approval to grant new modified letters of indemnification by the Company to its current directors and CEO in the Company, in order to reflect recent amendments to the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters"). Following is the list of Directors and the CEO who will receive The New Indemnification and  Letters, subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO). The grant of New Indemnification and Letters to the Company's Directors and to its CEO were approved according to provision 273 and 272C1, respectively, to the Israeli Companies Law, by the Company’s Compensation Committee and by its Board of Directors on June 17th, 2013 and they are subject to the approval of the General Meeting of the shareholders; and

8.           Following the renewal of the current Directors and Officers Insurance Policy (the "D&O Insurance Policy"), as approved by the Company's Compensation Committee and by its Board of Directors on March 19th 2013, the approval of the inclusion of the current Directors and the CEO. Following is the list of Directors and the CEO who will be included within the coverage of the D&O Insurance Policy, subject to the approval of the Meeting: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO). The approval of the inclusion of the current Directors and the CEO of the Company within the coverage of the D&O Insurance Policy was approved according to provision 273 and 272C1, respectively, to the Israeli Companies Law, by the Company’s Compensation Committee and by its Board of Directors on June 17th, 2013 and it is subject to the approval of the General Meeting of the shareholders.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on June 24, 2013 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of June 17, 2013, the Company had 9,073,043 issued Shares and 8,798,570 outstanding Shares  (excluding 274,473 dormant Shares held in treasury). Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Yaron Shalem, at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel, no later than July 21, 2013 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Yaron Shalem; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Expenses and Solicitation

Shareholders wishing to express their position on Items 3, 4, 5, 7 and 8 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St. Ramat Gan, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than July 4, 2013.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 28, 2013. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to July 30, 2013, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 and 2 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter.

The approval of each of Item 3, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least the majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have personal interest in the nomination of Mr. Yacov Shahar as an external director, excluding personal interest that is not as a result of their relationship with the controlling shareholder (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest in the nomination of Mr. Yacov Shahar as an external director in the Company, excluding personal interest that is not as a result of your relationship with the controlling shareholder. If any shareholder casting a vote does not notify us whether they have a personal interest in the approval of the nomination of Mr. Yacov Shahar as an external director, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 4, 5, 7 and 8 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have a Personal Interest in the Approval of the Compensation Policy of the Company (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

With regards to the approval of each of Items 4, 5, 7 and 8 in the proxy card attached to the proxy statement, you will be asked to indicate whether you have a Personal Interest in the Approval of the Compensation Policy of the Company. If any shareholder casting a vote in connection hereto does not notify us whether they have a Personal Interest in the Approval of the Compensation Policy of the Company with respect to Items 4, 5, 7 and 8, their vote with respect to such Items will be disqualified.

Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest.

The approval of Item 6 requires the affirmative vote of seventy-five percent (75%) of those Shares present, in person or by proxy, and voting on the matter.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, AND DELEGATION OF THE AUTHORITY TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS.

Under the Israeli Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the certified public accountants re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual General Meeting of Shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, the shareholders will also be asked to authorize the delegation to our Board of Directors and our Audit Committee the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2012, we paid Kesselman & Kesselman PwC Israel approximately $257,000 for audit services and $47,000 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE AUDIT COMMITTEE AND BOARD OF DIRECTORS BE, AND IT HEREBY IS, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE RE-ELECTION OF EACH OF MR. JAN LOEB, MR. ZEEV BIRNBOIM AND MS. IRIS SHAPIRA TO SERVE AS A DIRECTOR OF THE COMPANY, TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS; AND

Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of five directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors who may be elected for 3 terms of 3 years each) may be reelected upon completion of their term of office.

At the Meeting, our shareholders are being asked to reelect the following current directors, Mr. Jan Loeb, Mr. Zeev Birmboim and Ms. Iris Shapira, to hold office until our next Annual General Meeting of Shareholders.

For information regarding the compensation of the Company's directors, see also the Company's Annual Report on Form 20-F for the year 2012.

Under the Israeli Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Messrs. Zeev Birmboim, Jan H. Loeb, Avi Shani, Yacov Shahar, and Ms. Iris Shapira, all have “accounting and financial expertise”. Furthermore, our audit committee determined that Ms. Iris Shapira qualifies as an “independent” director within the meaning of this term under the Israeli Companies Law.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the external directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Ms. Iris Shapira (46) was elected as a director and as a member of TAT’s Audit Committee in January 2012. Ms. Shapira has served, since February 2010, as the CFO of Haldor Advanced Technologies Ltd. and, since 2010, as an external director of Computer Direct Group Ltd. During 2010-2011, she served as an external director of E.T. View Ltd, and during 2003-2007 as the CFO of Cloverleaf Communications Inc. Prior to that, Ms. Shapira served, inter alia, as the CFO of Emblaze Mobile Technologies Ltd. and of Mofet Venture Capital Fund. Ms. Shapira holds a B.A. in accounting and economics from Tel Aviv University and is a certified CPA (Israel).

Mr. Jan Loeb (54) was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Mr. Zeev Birnboim (63) was elected as the Chairman of our Board of Directors in March 2013. Mr. Birnboim served from 2009 to 2012, as the Vice President of Business Development, Sales and Marketing of Krausz Industries Ltd. Prior to that, Mr. Birnboim served, inter alia, as the President & CEO of Vita Pri Hagalil Ltd (2004-2009), as the President & CEO of Smart Storage Ltd. (2002-2004) and as the President & CEO of Tadiran-Ampa Ltd. (1998-2002). Mr. Birnboim holds a B.A. in economics and MBA from Hebrew University and has completed the International Senior Management Program at Harvard University.

Attached as Appendix A are the declarations according to the Israeli Companies Law of Mr. Jan Loeb, Mr. Zeev Birmboim and Ms. Iris Shapira

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Israeli Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, APPROVAL OF THE RE-ELECTION OF EACH OF MR. JAN LOEB, MR. ZEEV BIRNBOIM AND MS. IRIS SHAPIRA TO SERVE AS A DIRECTOR OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”

ITEM 3: CONDITIONAL APPROVAL OF THE RE-ELECTION OF MR. YACOV SHAHAR AS AN EXTERNAL DIRECTOR OF THE COMPANY AND TO HOLD OFFICE FOR AN ADDITIONAL PERIODE OF 3 YEARS;

As mentioned above, our Board of Directors is currently composed of two external directors appointed in accordance with the Israeli Companies Law.

According to the Israeli Companies Law, the term of office of an external director shall be three years, and the company may appoint him for two additional terms of three years each.

This item is subject to the approval of Item 6 below which provided for a modified article with regards to the Company’s ability to nominate Directors in advance (See amended article 66 in the attached amended Articles of Association)

At the Meeting, our shareholders are being asked to re-elect Mr. Yacov Shahar for an additional period of 3 years as an external director in the Company starting on August 30, 2013 (when his current term as an external director in the Company ends).

Set forth below is information about Mr. Yacov Shahar, including, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Yacov Shahar (51) had served as an external director (within the meaning of the Israeli Companies Law) since August 2010 and is a member of TAT’s Audit Committee. Since 2006 through today Mr. Shahar has served as the Company Treasurer of El Al Israel Airlines Ltd. Prior to that Mr. Shahar served as the Chief Financial Officer and Vice President of Elad Group, Canada, from 2004 through 2005, and between years 1990-2004 he served as a customer relations manager in the business division at Bank Hapoalim. Mr. Shahar holds a B.A. degree in Economics and Mathematics from the Hebrew University of Jerusalem.

Mr. Yacov Shahar has certified that he fulfills the conditions required for being appointed as an external director according to the Israeli Companies Law.

Attached as Appendix  B is the declaration according to the Israeli Companies Law of Mr. Yacov Shahar.

Subject to the approval of his nomination by the Meeting, Mr. Yacov Shahar will be entitled to the same compensation he is currently entitled in this current term which is the fixed sum, in accordance with the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000 (the "Compensation Regulations") which is: a per meeting attendance fee of NIS 2,540 (approximately $660), plus an annual fee of NIS 68,005 (approximately $17,630).

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, SUBJECT TO THE APPROVAL OF ITEM 6, APPROVAL OF THE RE-ELECTION OF MR. YACOV SHAHAR AS AN EXTERNAL DIRECTOR OF THE COMPANY AND TO HOLD OFFICE FOR AN ADDITIONAL PERIODE OF 3 YEARS"

ITEM 4:  APPROVAL IN ACCORDANCE WITH PROVISION 273 OF THE ISRAELI COMPANIES LAW OF THE FOLLOWING COMPENSATION TO MR. ZEEV BIRNBOIM: (1) MONTHLY COMPENSATION IN THE AMOUNT OF 6,500 NIS (THE “ADDITIONAL COMPENSATION") FOR HIS SERVICES AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY’S 70% HELD SUBSIDIARY, BENTAL INDUSTRIES LTD. OR BENTAL (RETROACTIVE TO MARCH 7TH 2013, WHEN MR. BIRNBOIM WAS NOMINATED AS CHAIRMAN OF THE BOARD OF DIRECTORS OF BENTAL) .THE ADDITIONAL COMPENSATION WILL BE PAID TO MR. ZEEV BIRNBOIM IN ADDITION TO THE ANNUAL AND MEETING COMPENSATION IN THE AMOUNT OF THE FIXED SUM, AS DEFINED IN THE SECOND AND THIRD APPENDIX OF ISRAELI COMPANIES LAW REGULATIONS (RULES REGARDING COMPENSATION AND EXPENSES OF EXTERNAL DIRECTORS) 5760-2000) WHICH MR. BIRNBOIM IS ALREADY ENTITLED TO FOR SERVING AS A DIRECTOR OF THE COMPANY; AND  (2) REFUND OF TRAVEL EXPENSES WITH RESPECT TO MR. BIRNBOIM’S CHAIRMANSHIP OF THE COMPANY, IN ADDITION TO REFUND OF OTHER EXPENSES MR. BIRNBOIM IS  ALREADY ENTITLED TO WITH RESPECT TO FORMAL MEETINGS OF THE COMPANY'S BOARD OF DIRECTORS.

Our Board of Directors and our Compensation Committee decided to grant the Additional Compensation to Mr. Zeev Birnboim, subject to the approval of our shareholders, because upon their discretion, the Additional Compensation is fair and reasonable considering the responsibility and the time investment required on the part Mr. Zeev Birnboim in connection with his role as Chairman of our Board of Directors and Bental.

The resolution of our Board of Directors to approve the above compensation was made on March 19th 2013 pursuant to approval of our Compensation Committee on March 11th 2013, and they are subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, APPROVAL IN ACCORDANCE WITH PROVISION 273 OF THE ISRAELI COMPANIES LAW OF THE FOLLOWING COMPENSATION TO MR. ZEEV BIRNBOIM: (1) MONTHLY COMPENSATION IN THE AMOUNT OF 6,500 NIS (THE “ADDITIONAL COMPENSATION") FOR HIS SERVICES AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY’S 70% HELD SUBSIDIARY, BENTAL INDUSTRIES LTD. OR BENTAL (RETROACTIVE TO MARCH 7TH 2013, WHEN MR. BIRNBOIM WAS NOMINATED AS CHAIRMAN OF THE BOARD OF DIRECTORS OF BENTAL). THE ADDITIONAL COMPENSATION WILL BE PAID TO MR. ZEEV BIRNBOIM IN ADDITION TO THE ANNUAL AND MEETING COMPENSATION IN THE AMOUNT OF THE FIXED SUM, AS DEFINED IN THE SECOND AND THIRD APPENDIX OF ISRAELI COMPANIES LAW REGULATIONS (RULES REGARDING COMPENSATION AND EXPENSES OF EXTERNAL DIRECTORS) 5760-2000) WHICH MR. BIRNBOIM IS ALREADY ENTITLED TO FOR HIS SERVING AS A DIRECTOR OF THE COMPANY; AND  (2) REFUND OF TRAVEL EXPENSES WITH RESPECT TO MR. BIRNBOIM’S CHAIRMANSHIP OF THE COMPANY, IN ADDITION TO REFUND OF OTHER EXPENSES MR. BIRNBOIM IS  ALREADY ENTITLED TO WITH RESPECT TO FORMAL MEETINGS OF THE COMPANY'S BOARD OF DIRECTORS.

ITEM 5: APPROVAL OF AN ANNUAL BONUS FOR MR. ITSIK MAARAVI, TAT’S PRESIDENT & CEO, IN THE TOTAL AMOUNT OF 308,000 NIS (EQUIVALENT TO FOUR MONTHS’ SALARY)(THE "ANNUAL BONUS") DUE TO THE COMPANY'S FINANCIAL RESULTS FOR 2012, IN ACCORDANCE WITH PROVISION 272(C1) OF  THE ISRAELI COMPANIES LAW 5759-1999. THE BONUS WILL BE GRANTED 7 BUSINESS DAYS AFTER THE COMPANY’S SHAREHOLDERS APPROVAL.

Our Board of Directors and our Compensation Committee decided to grant the Annual Bonus to Mr. Itsik Maaravi, subject to the approval of our shareholders for the following reasons:

-
Mr. Itsik Maaravi is the CEO of the Company and he plays a major role is the success of the Company. This is reflected, among other things, in the Company's results for 2012 during which year the Company increased its sales and its profit rate.

-	The grant of the Annual Bonus is appropriate and reflects Our Board of Directors and our Compensation Committee satisfaction with Mr. Itsik Maaravi performances as the CEO.

-	The Annual Bonus is appropriate in relation to the Company size and the scope of its operations.

It should be noted that the members of the Compensation Committee and Board of Directors were presented a benchmark of CEO salaries in companies similar to the Company (in terms of the nature of the activity, the scope of operations and equity) (the "Benchmark"). The conclusions from the Benchmark were that Mr. Itsik Maaravi’s Annual Bonus and salary are fair and reasonable and in the range of the Benchmark.

The resolution of our Board of Directors to approve the above compensation was made on March 19th 2013 pursuant to approval of our Compensation Committee on March 11th 2013, and they are subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE  ANNUAL BONUS FOR MR. ITSIK MAARAVI, TAT’S PRESIDENT & CEO, IN THE TOTAL AMOUNT OF 308,000 NIS (EQUIVALENT TO FOUR MONTHS’ SALARY) DUE TO THE COMPANY'S FINANCIAL RESULTS FOR 2012, IN ACCORDANCE WITH PROVISION 272(C1) OF  THE ISRAELI COMPANIES LAW 5759-1999. THE BONUS WILL BE GRANTED 7 BUSINESS DAYS AFTER THE COMPANY’S SHAREHOLDERS APPROVAL".

ITEM 6: APPROVAL OF CERTAIN AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY TO REFLECT RECENT AMENDMENTS TO THE ISRAELI COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS.

In recent years, the Israeli Companies Law has undergone several amendments, including Amendment No. 16 to the Israeli Companies Law (adopted in March 2011), which implemented some significant changes in the corporate governance of Israeli companies. In addition, recent amendments to the Securities Law which authorized the Israeli Securities Authority to impose administrative sanctions (including monetary sanctions) against public companies like TAT and its office holders for certain violations of the Securities Law and the regulations promulgated thereunder. The amendments to the Securities Law provide that only certain types of liabilities suffered following such sanctions may be reimbursed by indemnification and insurance, and with regard to part of such liabilities, that such indemnification and insurance is authorized by the company’s articles of association.

In order to conform our existing Articles of Association to the Israeli Companies Law as currently in effect, particularly following Amendment No. 16 to the Israeli Companies Law, to update them to conform to other current laws and regulatory requirements and other customary practices, and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, including, among other things, indemnification and insurance in connection with administrative proceedings following the recent amendment to the Securities Law, we propose to amend our Articles of Association in the manner set forth on Appendix C (the "Modified AOA").

It shall be noted, that in the Modified AOA, we limited such indemnification to our Directors and Officers to no more than 25 % of the equity of the Company according the Company’s consolidated financial statements, prior to the date that the indemnity was given.

Also, it should be noted that in the Modified AOA, we deleted the Company's right to grant exemptions from liability to our Directors and Officers.

The words proposed to be added to the Articles of Association are underlined, and the words proposed to be deleted are indicated by strikethrough (It should be noted that in addition to the proposed amendments, Appendix C incorporates the amendments to our Articles of Association since their adaptation in 1986).

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY IN THE MANNER SET FORTH IN EXHIBIT B HERETO, TO REFLECT RECENT AMENDMENTS TO THE ISRAELI COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS."

ITEM 7: SUBJECT TO THE APPROVAL OF ITEM 6 (THE MODIFIED AOA), APPROVAL TO GRANT NEW LETTERS OF INDEMNIFICATION BY THE COMPANY TO ITS CURRENT DIRECTORS AND CEO~~,~~ IN ORDER TO REFLECT RECENT AMENDENTS OF THE ISRAELI COMPANIES LAW AND THE ISRAELI SECURITIES LAW (THE "NEW INDEMNIFICATION LETTER").

According to Israeli law, a publicly-traded company may indemnify its directors and officers against certain actions, if the company’s articles of association allow such indemnification, and with respect to indemnification given to such company’s Directors and CEO, if agreeing to indemnify the directors pursuant to the terms of such indemnification letter was approved by the Company’s Compensation Committee, Board of Directors and shareholders. Following the approval of our shareholders on July 29, 2004, the Company and its Directors and Officers are parties to the letter of indemnification and exemption (the "Indemnification and Exemption Letter"). The Company seeks to amend the Indemnification and Exemption Letter as follows: (1) to allow indemnification of its office holders to the full extent permitted by the law, including pursuant to the changes in law as described with respect to Item 6 above and to enter into new indemnification agreements with its Directors and Officers on the terms set forth in the amended Indemnification Letter; (2) to delete the Company's right to grant exemptions from liability in the New Indemnification Letter to our Directors and Officers.

According to article 273 and 272C1, to the Israeli Companies Law and subject to the shareholders meeting approval of the Modified AOA, our shareholders are requested to approve granting of the New Indemnification Letter to our current Directors (according to article 273 to the Israeli Companies Law) and to our current CEO (according to article 272C1 the Israeli Companies Law) in the Company1.  Following is the list of Directors and the CEO who will receive the New Indemnification Letters subject to shareholders approval: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO). The grant of New Indemnification Letters to the Company's Directors and to its CEO were approved by the Company's Compensation Committee and by its Board of Directors on June 17th, 2013 and they are subject to the approval of the General Meeting of the shareholders.

Attached and marked as Appendix D are the New Indemnification Letters. The words proposed to be added to the Indemnification Letter are underlined, and the words proposed to be deleted are indicated by strikethrough.

1  It shall be noted that subject to the approval of the modified AOA, as stated in article 6 above and the grant of the New Indemnification Letters to the Company's Directors and CEO, as stated in item 7 above, the Company intends to grant the New Indemnification Letters also to the following officers in the Company: Todd Schwartz (Chief Executive Officer of Piedmont), Yair Raz (Chief Executive Officer of Limco), Shmuel Mendel (Chief Executive Officer of Bental), Yaron Shalem (Chief Financial Officer), Shlomi Karako (Vice President Operations). This conditional approval was approved according to article 272C of the Israeli Companies Law by the Company's Compensation Committee and by its Board of Directors on June 17th 2013.

It should be noted that in case the Meeting does not approve the granting of The New Indemnification Letters to our Directors and to our CEO, the current Indemnification and Exemption Letter will be valid, active and binding, subject to the provisions of the Israeli Companies Law and the Company's Article of Association.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, SUBJECT TO THE APPROVAL OF ITEM 6 (THE MODIFIED AOA), APPROVAL TO GRANT NEW LETTERS OF INDEMNIFICATION BY THE COMPANY TO ITS CURRENT DIRECTORS AND CEO, IN ORDER TO REFLECT RECENT AMENDENTS OF THE ISRAELI COMPANIES LAW AND THE ISRAELI SECURITIES LAW.

ITEM 8: APPROVAL TO INCLUDE IN THE COMPANY'S NEW INSURANCE POLICY, AS APPROVED ON MARCH 19TH 2013, THE COMPANY'S CURRENT DIRECTORS AND ITS CEO.

On March 19th 2013, the Board of Directors approved the renewal of the new insurance policy to the Company's Directors and officers (the "Insurance Policy"). The Insurance Policy covers the Company and certain related companies of the Company, including the Company's parent company, T.A.T. Industries Ltd ("TAT Industries").

Following are additional details of the Insurance Policy:
(a) The insurance period is from March 15, 2013 to December 14 March 2014;
(b) The limits of liability are in the amount of 25 million dollars;
(c) The deductible of a claim in Canada and the United States is 50 thousand dollars and in the rest of the world is 35 thousand dollars. In Securities claims the deductible of a claim is 100 thousand dollars;
(d) The premium for the Insurance Policy is the amount of 113 thousand dollar.

Following the approval of the Insurance Policy as detailed above, our shareholders are requested to include in the coverage of the Insurance Policy the following current Directors and the CEO of the Company: Zeev Birnboim (Chairman of the Board of Directors), Jan Loeb (Director), Iris Shapira (Independent Director), Avi Shani (External Director), Yacov Shahar (External Director) and Itsik Maaravi (CEO).

The decision to include the current Directors and the CEO in the coverage of the Company's Insurance Policy was approved according to provision 273 and 272C1, respectively, to the Israeli Companies Law, by the Company’s Compensation Committee and by its Board of Directors on June 17th 2013 and it is subject to the approval of the General Meeting of the shareholders.

"RESOLVED, APPROVAL TO INCLUDE IN THE COMPANY'S NEW INSUANCE POLICY, AS APPROVED ON MARCH 19TH 2013, THE COMPANY'S CURRENT DIRECTORS AND ITS CEO."

OTHER BUSINESS

In addition to voting on Items 1 through 8 as described above, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: June 17, 2013

Director Eligibility Declaration

Pursuant to Sections 224A - 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD, (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:
	First name	Surname

Name in English	JAN	LOEB
(according to passport)	First name	Surname

ID No.

Date of birth:	10/21/58	Nationality:	USA

My address:	6610 Cross County BLVD	Baltimore, MD

		Street	Town

Zip code	21215

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

1  Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting-financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

	My education2:	BBA in Finance and Investments from Baruch College

During the past five years I dealt with the following3:
President of LEAP TIDE CAPITAL Management - 8 + years

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
Board Member of American Pacific Corp. & chairman of Audit Comm.
Previous Board Member of Pernix Therapeutics Holdings.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business-accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

2   Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3   Indicate the position, full name of work place and length of time the director fulfilled in each position.

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☒	The auditing accountant’s functions and duties;

	☒	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in-depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

5   Please tick all relevant boxes.

3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision.

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

“The Administrative Enforcement Committee” –	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” –
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above - I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☒	I am not a relative5 of the Company’s controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

4   Please tick all relevant boxes.
5   “Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementloned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in ~~a~~ the company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☒
I do not meet all or some of the conditions and tests ~~stated above~~ and therefore, I do not meet the definition of an “Independent Director”. (Because my Fee is higher than typical Israeli Board members)

6  Including an External Director.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity, are as follows:

The Funds I manage owns 522,857 shares of TAT

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:
No

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:
No

7 “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8  “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9  “Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6   If the answer is yes, please provide details regarding the position or positions you fulfill.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration, If such detail is known to me, I will notify the Company immediately.

6/2/13
Date	Signature

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 2l9(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:	Zeev	Birnboim
	First name	Surname

Name in English	Zeev	Birnboim
(according to passport)	First name	Surname

ID No.	08695207

Date of birth:	April.7th 1950	Nationality:	Israeli

My address:	59 Fainstein st.	Tell Aviv	69123
	Street	Town	Zip code

Declarations

A.       I hereby confirm my consent to serve as a director in the Company.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

My education2:

B.A in Economy from Jerusalem Hebrew University.

M.B.A_in Business Administration from Jerusalem Hebrew University School of business,

Harvard School of business – International Senior Management Program (ISMP)

During the past five years I dealt with the following3

1  Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting-financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.
2  Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.
3  Indicate the position, full name of work place and length of time the director fulfilled in each position.

2009 – 2012 Krausz Industries Ltd – V.P of Business Development, sales, and Marketing.

2004-2009 Vita Pri Hgalil Ltd – President & C.E.O

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
Past:
3 years - Lapidot Israel Prospectors Corporation Ltd
6 years – Suny Electronics Ltd
3 Vulcan Batteries Ltd
Serving:
TAT Industries Ltd
TAT Technologies Ltd
Bental Motion Systems Ltd
KMN Capital Ltd
Finkelstein Metals Ltd
Haglil Industries Ltd

* Please attach documents and certificates supporting the statement pursuant to this Section B.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business-accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

☒ Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

☒ The auditing accountant’s functions and duties;

☒ Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

☐ None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

☒ Yes

☐ No

5  Please tick all relevant boxes.

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in-depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

	3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

		b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision.

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

		“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter Jl of the Joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☒	I am not a relative5 of the Company’s controlling person.
☒
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

4  Please tick all relevant boxes.
5  “Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

	☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

	☐	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

	☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

	☒	I do not serve as a director in a company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

	☒	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an “Independent Director”.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity ,are as follows: _____________________

_____________________________________________________________NO________________________________________________________

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity. ____________I am aware, but right now I am not holding Securities of the company

6  Including an External Director.
7   “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.
8   “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

H.
Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6: Yes, I am chairman of the board of the following companies:

TAT Industries Ltd

Bental Motion Systems Ltd

KMN Capital Ltd

Finkelstein Metals Ltd

Haglil Industries Ltd____________________________________

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:

______________________________________________________________NO_________________________________________________________

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

June 10th 2013
Date	Signature

9  “Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6    If the answer is yes, please provide details regarding the position or positions you fulfill.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:	Iris	Shapira Yalon
	First name	Surname

Name in English	Iris	Shapira Yalon
(according to passport)	First name	Surname
ID No.	022980379

Date of birth:	29/05/1967	Nationality: Israeli

My address:	24 Zabotinsky st.	Givatayim	5336112
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

	My education2:	BA in economics and accounting, Tel Aviv University (1990) Certified Public accountant, Israel (CPA) (1993)

During the past five years I dealt with the following3:
	CFO of high tech companies:	Haldor advanced technologies (2011-2013), Kryon systems (from 2013 – current).
Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
Direct computing - acting as an external director from 2010, ET View medical – served as an external director during 2010-2011.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

1  Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting-financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.
2  Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3  Indicate the position, full name of work place and length of time the director fulfilled in each position.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business-accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☒	The auditing accountant’s functions and duties;

	☒	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in-depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that: YES – to all

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

	3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

5 Please tick all relevant boxes.

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision.

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

	“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter Jl of the Joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☒	I am not a relative5 of the Company’s controlling person.
☒
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

	☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

	☒	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

	☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

	☒	I do not serve as a director in a company for more nine consecutive years.

4	Please tick all relevant boxes.
5	“Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.
6	Including an External Director.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☐ I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an “Independent Director”.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity ,are as follows: I don’t hold.

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:
NO

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:
NO

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

June 6, 2013
Date	Signature

7
“Held Company – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8
“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9
“Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6 If the answer is yes, please provide details regarding the position or positions you fulfill.

Fitness Declaration As An External Director
According to sections 240(b)-(e) of the Israeli Companies Law of 1999 (the “Law” or the “Company’s Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (The “Company”) Board of Directors

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of the candidate:	YACOV SHAHAR

ID/Social Security Number/Passport Number:	14391129

Date of Birth:	21/11/62	Nationality:	ISRAEL

Address:	17 LOA HAARI st. MODIIN

Phone Number:	054 - 2466619

Education:	B.A. MATH @ ECONOMICS

Occupation in the last five years:	COMPANY TREASURER @ ELAL

Other Companies in which the candidate serves/served as director in the last five years:

The Name of the Company in which the candidate will be appointed as an independent director: TAT TECHNOLOGIES LTD.

Date of appointment: September 2013.

A. I hereby certify my consent to serve as an External director on the Company’s board of directors.

B. I hereby declare that

1. Hereby are details in regards to my education (including the field in which the education is and the institution from which I received my degree/s from), my practical experience and skills, which are relevant, among other things to review whether I fit all the requirements to estimate my financial and audit expertise and/or to estimate my skills and understanding in regards to the Company’s main activities)
[You should enclose supporting documentation]

B.A. in ECONOMICS and MATHEMATICS
from THE HEBREW UNIVERSITY Jerusalem
1986 – 1990.

2. “Director with accounting and financial expertise” is one who because of his/her education, experience and skills is of high understanding of business matters – accounting and financial reports allowing him/her to understand in depth the financial statements of the Company and to stimulate discussions regarding the manner of presentation of financial date;

I, Herby declare that due to your education, or your experience or skills you have, in your opinion, a deep understanding in the subjects listed below:

☒ Accounting issues and accounting auditing issues characteristic of the industry in which the Company operates and companies of the size and complexity of the company.

☐ The duties of the auditor and the duties imposed on it;

☐ The preperatation of financial statements and approval by the Law and by the Israeli Securities law - 1968

☐ none of the above;

In regards to the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise:

☒ Yes

☐ No

2(a). I have the ability to read and understand financial statements:

☒ Yes

☐ No

2(b) “Director with professional qualification” is one who meets one of the requirements stated below:

I hereby declare, as intended to serve as an external company director that held me the following conditions:

☒ I have an academic degree in one of the following subjects: economics, business, accounting, law, public administration.

☐ I have an academic degree or a “high education” degree, in this main business of the company or in the field relevant to the position
☒ I have at least five years of experience in one of the following positions or in two or more of the following positions:

(A) A senior position in the business management of a corporation with a significant volume of business;
(B) A senior public office or a senior position in the public service;
(C) A senior position in the main area of the Company

2(c) “Expert External Director” is a director with accounting and financial expertise or a director because of his education, experience and skills which allows a deep understanding in the main activity of the company.

I hereby declare, as intended to serve as an external director in the Company, that due to my education or/and experience or/and my skills, I believe I have a deep understanding of the main activity of the Company:

☒ Yes

☐ No

2(d) I hereby declare that I meet the qualifications set forth in the Companies Law as a director in the Company, except for compliance with professional requirements set by the Board of Directors:

2(e) I am a resident of Israel qualified to be appointed as a director under the Companies Law, and:
2(e) (1) I am not incompetent or declared bankrupt.
2(e) (2) I have the necessary skills and ability to devote appropriate time, to perform duties as an external director in the Company, noting the Company’s size and special needs.

3. I, my relatives, partners, employers, anyone to whom I am subordinate to directly or indirectly or a corporation in which I have control, have no connection to this date and have had no connection in the last two years to the Company or to a holder of control of the Company, or to any other body corporate.

“Connection” – the existence of labor relations, business or professional relations generally or control, as well as acting as an office holder, other than as a director who was appointed to serve as an outside director in a company on an IPO.
“Other Body Corporate” – a body corporate in which the holder of control is, on the date of appointment or during the two years preceding the date of appointment, the company or a holder of control therein.

4. My other positions or businesses do not give rise to a conflict of interests with my role as director on the Company’s board of Directors and those positions cannot harm my ability to act as a director.

5. I do not serve as a director on another company’s board in which a director on the Company’s board of Directors is acting as an outside director.

6. I am not an ISA [Israel Securities Authority] or a TASE [Tel Aviv Stock Exchange LTD] employee.

7. I have not been convicted with a final verdict in regard to the following offenses, and if so more than five years have passed since there was a verdict given against me:
(A) crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Criminal Law of 1977 and according to sections 52C, 52D, 53(A) and 54 of the Israeli Securities Law of 1968.
(B) A conviction in a court outside of Israel for crimes of bribery, fraud, officers offenses in a corporation or offenses of abuse of inside information.
(C) Conviction in another crime which the court decided that due to its substance, circumstances and severity, I am not fit to serve as a Director on a public Company’s board of Directors.
(D) Any other offense which has been decided by the Minister of Justice of the State of Israel upon the power granted to him in Section 226(C) of the Israeli Companies Law of 1999.

8. The remuneration for an external director was brought to my attention prior to my acceptance to fulfill the position of an external director on the Company’s Board of Directors.

9. My holdings in the share and/or convertible stock of the Company, a subsidiary or related company are as follows:               No

I am aware of the fact that I have to inform the company immediately upon a decrease or increase in my holdings of shares and/or convertible stock of the Company, its subsidiaries or related companies.

10. I hereby declare that I know the companies Regulations (Rules regarding Compensation and expenses of an External Director) – 2000 (“The Regulations”):

-
I know that the annual remuneration, and expenses of participation I will be entitled from the Company will be classified according to the degree of the Company and will be as specified by the regulations.

-	I have been notified of the annual compensation and participation in the meetings prior to my consent to serve as the external director.

11.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:
“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.
“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as the case may be.

After reading thoroughly and understanding all the above mentioned, I hereby declare that all the above mentioned is true and all the identifying details are full and correct and written by myself and in my handwriting.
Furthermore, I am not aware of any other material detail which might influence my office as independent director in the Company and if there was a detail I would have disclosed it on this declaration.

26/5/13
Date	Signature

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

TAT TECHNOLOGIES LTD

(These Articles of Association have been adopted by a Special Resolution on ~~the~~ July 2013~~, 1986~~  and they replace the former Articles of Association).

INTERPRETATION

1.
[Amended 1998~~, 2012~~2013] In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings
The Company	The above-named Company.

Companies Ordinance	The Companies Ordinance (new version) 1983 ("The Companies Ordinance ") as amended and as amended from time to time including any law or statute replacing it.

The Companies Law or The Israeli Companies Law	The Israeli Companies Law 5759-1999 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

The Statutes	The Companies Ordinance~~,~~and/or The Companies Law, and/or The Securities Law ~~1968,~~ and/or every other Law for the time being in force ~~concerning joint stock companies~~ and affecting the Company.

These Articles	These Articles of Association or as shall be altered from time to time by ~~Special Resolution~~ the General Meeting of the shareholders of the Company.

The Office	The registered office for the time being of the Company.

The Seal	The rubber stamp of the Company.

The Securities Law	The Israeli Securities Law 5728-1968 ("The Securities Law") as amended from time to time including any law or statute replacing it.

Month	Gregorian month.

The Record Date	The record date as determined pursuant to the provision of Article 55(a) of these Articles

Writing	Printing, lithography, photography, and any other mode or modes of representing or reproducing words in a visible form.

Special Resolution	In accordance with the Companies Ordinance, decision of 75% of the General Meeting of the shareholders of the Company.

Words importing the singular only shall include the plural, and vice versa.

Words importing the masculine gender shall include the feminine gender; and words importing person shall include corporations.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

The Regulations in Table "A" in Schedule II to the Companies Ordinance shall not apply to the Company

THE PURPUSE OF THE COMPANY

2.	[Amended 2013] The Company may engage in any lawful occupation.

THE LIABILTY OF SHAREHOLDERS

3.
[Amended 2013] The liability of the shareholders is limited, as determined in the Companies Law. For this purpose, each shareholder is responsible for repayment of the nominal value of shares. In the event that the Company issued shares in exchange for lower nominal value, the responsibility of each shareholder will be limited to the repayment of the amortized amount of the consideration for each share assigned to him as aforesaid.

NON-PRIVATE COMPANY

4.	The Company is a non-private company; consequently:

(a)	No limitations will apply to the transfer of its shares;
(b)	The number of shareholders is unlimited;
(c)	The company may issue to the public shares, debentures or any other securities.

5.
[Amended 1993, 1998, 2005] The share capital of the company is 9,000,000 (Nine Million) New Israeli Shekels, divided into 10,000,000 (Ten Million) Ordinary Shares of a nominal value of 0.9 New Israeli Shekel (NIS 0.9) each, all ranking pari-passu.

SHARES

6.
Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium, or, subject to the provisions of the Statues, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

7.	If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys in respect of such share.

8.
No person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognize any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

9.
[Amended 2013]  Every member shall be entitled without payment to receive ~~within six months~~ after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

10.
If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Directors shall require and (in case of defacement or wearing out) on delivery up of the ~~the~~ old certificate, and in any case on payment of such sum not exceeding NIS 5 (Five New Israeli Shekels) as the Directors may from time to time require.

11.
[Deleted 201~~2~~3] ~~No part of the funds of the Company shall be employed in the purchase of or in loans upon the security of the Company's shares, but nothing in this Article shall prohibit the transactions mentioned in the proviso to Section 139 of the Companies Ordinance.~~

12.
[Deleted 201~~2~~3] ~~Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a length period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditionsand restrictions mentioned in Section 140 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work orbuilding or the provision of a plant.~~

13.	[Deleted 201~~2~~3]~~Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a length period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditionsand restrictions mentioned in Section 140 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work orbuilding or the provision of a plant.~~

 CALLS ON SHARES

14.	[Amended 2013] No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any). The shareholders who are entitled to a dividend shall be the holders of shares on the date of the resolution regarding the dividend or on a later date if a later date is prescribed in such resolution.

15.

(a)
If under the conditions of the issuance of shares there is no fixed date for the payments due therefor, the Directors may from time to time make such calls upon the members in respect of all moneys then unpaid on shares possessed by them and every member will pay the sum demanded of him at the place and time appointed by the Directors, provided that fourteen days notice as to the place and date of payment was served on him. The Directors may revoke or postpone any call.

(b)	A call shall be deemed to have been made at the time when the Resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

(d)
If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or Installment at such rate not exceeding the debitory rate prevailing at the largest Israeli commercial bank on the day appointed for the payment referred to, as the Directors shall fix, from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

16.

(a)
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided;

(b)
The Directors may at the time of allotment of shares make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

17.
The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies due upon his shares beyond the sums actually called up thereon; and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed by them and the Company.

TRANSFER OF SHARES

18.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

19.
The Directors may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the share, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Directors.

All instruments of transfer shall remain in the custody of the Company but any such instrument which the Directors refused to register shall be returned to the person from whom it was received, if such request be made by him.

20.
[Amended 1998] The Transfer Records and the Register of Members and Debenture Holders (if any) and Debenture Stock Holders (if any) and other securities (if any) of the Company may be closed during such time as the Directors may deem fit, not exceeding in the aggregate, thirty days in each year. To avoid any doubts, the determination of a Record Date shall not constitute nor be deemed as a closing of the above records or registers.

TRANSMISSION OF rSHARES

21.
In the case of the death of a member, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder form any liability in respect of any share or any debenture jointly held by him.

22.
Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy of any member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

23.
A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other moneys payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a member or a holder of a debenture unless and until he shall become a member in respect of the share or a holder of the debenture.

FORFEITURE OF SHARES

24.
If any member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him, or on the person entitled to the share by transmission requiring him to pay such call or installment, or such part thereof as remains unpaid, together with any expenses incurred by the company by reason of such non-payment.

25.
The notice shall name a further day (not earlier than the expiration of thirty days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, is to be made, and shall state that In the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

26.
If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

27.
Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture upon the terms of payment of all call and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

28.
Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or re-allotted or otherwise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit. [Amended 2013] Each Forfeited share that hasn’t been sold or canceled, will become dormant Share, as defined in the Israeli Companies law, and will not confer any rights, so long that such shares is owned by the Company.

29.
A member whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

30.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

31.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

LIEN

32.
The Company shall have a first and paramount lien upon all shares (which are not fully paid up) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of such shares; but the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

33.
The Directors may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists, or some part thereof, are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfillment or discharge thereof and giving notice of intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment, fulfillment or discharge shall have been made by him or them for fourteen days after such notice.

34.
The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

35.
Upon any such sale (i.e., following forfeiture or foreclosing on a lien for and the bona fide use of the powers granted with respect thereto) the Directors may enter the purchaser's name in the Register as holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

SHARE WARRANTS TO BEARER

36.

(a)
The Company may, subject to the provisions of the Statutes, with respect to fully paid up shares, issue warrants (hereinafter called "share warrants"), stating that the bearer is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of dividends on the shares included in such warrants. The Directors may determine and from time to time vary, the conditions upon which share warrants shall be issued, and in particular the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which a share warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such share warrant.

No new share warrant or coupon shall be issued in the place of one which has been lost or destroyed unless it shall have been established to the satisfaction of the Directors that the same has been lost or destroyed.

(b)
A share warrant shall entitle the bearer to the shares included in it, and such shares shall be transferred by the delivery of the share warrant and the provisions of these Articles with respect to transfer and transmission of shares shall not apply thereto.

(c)
The bearer of a share warrant may at any time deposit the warrant at the Office or at any other place, if any, indicated by the Directors, and after the expiration of two clear days from the time of deposit, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held, as if his name was inserted in the Register as the Holder of the shares included in the deposited warrant. Not more than one person shall be recognized as depositor of a share warrant.

Upon prior notice in writing of two days the Company shall return to the depositor the share warrant deposited by him.

(d)
Subject as otherwise expressly provided herein, no person shall, as bearer of a share warrant, sign a requisition for calling a Meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a Meeting of the Company and said person shall not be entitled to receive any notices from the Company.

But the bearer of a share warrant shall be a member of the Company and entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the warrant.

[Deleted 2013]  ~~STOCK~~

~~37.~~

~~(a)~~
~~The Board of Directors may, with the sanction of the members previously given by Special Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.~~

~~(b)~~
~~The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares, from which the stock arose, might have been transferred prior to conversion, or as near thereto as circumstances admit, provided however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.~~

~~(c)~~
~~The holders of stock shall, in accordance with the amount of stock held by them, have  the same rights and privileges as regards dividends, voting at Meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and profits of the Company, shall be conferred by any such aliquot part of such stock as would not, if existing in shares,  have conferred that right or privilege.~~

~~(d)~~	~~Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" (or "member") therein shall include "stock" and "stockholder".~~

ALTERATIONS OF CAPITAL

~~38.~~37.	The General Meeting of the shareholders of the Company may from time to time ~~by Special Resolution~~:

(a)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

(b)	Cancel any shares not taken or agreed to be taken by any person; or

(c)
Divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them, subject, nevertheless, to the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may by the Resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other shares; or

(d)
Reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and, in particular exercise all or any of the powers conferred by Section 151 of the Companies Ordinance, or any statutory modification thereof.

~~39.~~38.	The Company may, subject to applicable law, issue redeemable shares and redeem the same

INCREASE OF CAPITAL

~~40.~~39.	The General Meeting of the shareholders of the Company may from time to time ~~by SpecialResolution~~, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

~~41.~~40.	[Amended 2013] Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

[Deleted 2013]  ~~MODIFICATION OF CLASS RIGHTS~~

~~42.~~
~~[Amended ]If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class. The provisions of these Articles relating to General Meetings shall apply mutatis mutandis to every such separate General Meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.~~

~~43.~~
~~Unless otherwise provided by the conditions of issue, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.~~

BORROWING POWERS

~~44.~~41.
The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking, or, the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

GENERAL MEETINGS

~~45.~~42.
[Amended 2013] An Annual General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General  Meeting and at such place as may be determined by the Directors. Such Annual General Meetings shall be called "Ordinary Meetings" and all other General Meetings of the Company shall be called "Extraordinary Meetings". The Annual General Meeting shall receive and consider the Directors' Report, the Profit and Loss Account and Balance Sheet, shall elect Directors, appoint Auditors and transact any other business which under these Articles or by the Statutes are to be transacted at a General Meeting of the Company.

~~46.~~43.
[Amended 1998. ~~2012~~2013] In accordance with the Israeli Companies Law andsubject to the provisions of the Statutes, as may be from time to time in effect, ~~The~~ the  Directors may, whenever they think fit, and ~~they shall~~ upon a demand of two directors or onequarter of the directors in office at that time or upon demand of one or more shareholders, holding at least five percent (5%) of the issued shares and one percent (1%) of the voting rightsor holding five percent (5%) of the voting rights in the Company (hereinafter: "the  Requisitionists") ~~upon requisition by upon such requisition in writing as is provided by Sections 109 and 110 of the Companies Ordinance~~, shall convene an Extraordinary Meeting, in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, and particularly under the provisions of article ~~55~~53(a), entitled to receive notice from the company. Any such requisition must state the objects for which the meeting is to be called, be signed by the ~~requisitionists~~Requisitionists, and must be deposited at the office. Such requisition may consist of several documents in like form, each signed by one or more requisitionists. If the Directors do not, within twenty-one days from the date of the deposit of such requisition, proceed to convene a Meeting, the ~~requisitionists~~ the party demanding the convening of the meeting, and, in the case of shareholders, that portion of them that has morethan half of their voting rights, may convene the meeting themselves, provided that the meeting shall not take place more than three months after the said demand is submitted, and ~~,~~

[Amended 2013] Subject to the provisions of the Statutes as may be from time to time in effect, the agenda of the General Meeting will be determined by the Board and it will include also topics which are required to be converted at an Extraordinary Meetings as mentioned above. Also, one or more shareholder, holding one percent (1%) of the voting rights in a General Meeting, may request that the Board include topics on the agenda of a General Meeting, provided that such topics are suitable to be discussed at a General Meeting.

~~47.~~44.

(a)	[Amended 1998, 2001. 2013] Subject to the provisions of the Statutes as may be from time to time in effect, and the provisions herein, the Company will publish a noticeregarding the General Meeting~~relating to Special Resolutions, seven days' notice at the least,~~ specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, entitled to receive notices from the Company.

(b)	Subject to the provisions of the Statutes as may be from time to time in effect,~~Whenever~~whenever the Board of Directors is required to convene an Extraordinary Meeting~~whenever it is proposed to pass a Special Resolution,~~  it shall convene suchmeeting within twenty-one days' on the date designated in the notice ~~notice of the General Meeting convened to pass such resolution shall be given~~provided that the meeting date will be no later than thirty-five days from the date of publication of the notice. Notices shall be given by post or by personal delivery to every registered shareholder of the Company, entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article ~~55~~53(a), to his address as described in the Register of Members of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to or the non-receipt of such notice by any such member shall not invalidate any resolution passed or proceeding had at any such meeting. And, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve. Such consent may be given at the meeting or retrospectively after the meeting.

~~(a)~~(c)
Notice with respect to any General Meeting shall be regarded proper and sufficient if it specifies in a general manner the general nature of the matter to be transacted at the General Meeting, or, without making the procedure hereinafter set forth mandatory, if it specifies that the draft of the resolution to be proposed to the General Meeting is available for inspection at a designated place during a designated time period.

PROCEEDINGS AT GENERAL MEETINGS

~~48.~~45.
[Amended 1998, 2013] No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any shareholders  Meeting shall be two members present in person or by proxy, holding or representing at least one third of the total voting rights in the Company on the Record Date.

~~49.~~46.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two members present in person or by proxy shall be a quorum.

~~50.~~47.
The Chairman (if any), chosen as such among the Directors, shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose a Director, or, If no Director be present, or if all the Directors present decline to take the Chair, they shall choose a member present to be Chairman of the meeting.

~~51.~~48.
[Amended 1998] The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned pursuant to the provisions of this Article for seven days or more, notice of the adjourned meeting shall be given to the members entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF MEMBERS

~~52.~~49.
[Amended 1998, replaced 2004, amended 201~~2~~3] Subject to the provisions of Statutes as may be from time to time in effect, ~~A~~all resolution by any General Meeting of the company, ~~whether referred to in these Articles as ordinary resolution or special resolution~~, including but not limited to amendment of the Memorandum of Association of the Company or these Articles, shall be deemed adopted if approved by the holders (in aggregate) of the majority votes represented at such general meeting and participating in the vote (excluding any abstaining votes) in person or by proxy.

~~53.~~50.
[Amended 1998, 201~~2~~3] At all General Meetings, a resolution put to a vote at the meeting shall be decided on a show of hands,   ~~unless, before or upon the declaration of the result of theshow of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote)or by at least two members present, in person or by proxy, holding at least one twentieth part ofthe issue share capital of the Company on the Record Date, and unless a poll be so demanded,~~ and a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution. As mentioned below, votes may be given also by proxy.

~~54.~~51.	[Deleted 201~~2~~3]~~If a poll be demanded in manner aforesaid, it shall be taken forthwith, andthe result of the poll shall be deemed to be the resolution of the meeting at which the poll wasdemanded.~~

~~55.~~52.	[Deleted 201~~2~~3].~~The demand of a poll shall not prevent the continuance of a meeting for thetransaction of any business other than the question on which a poll has been demanded.~~

~~56.~~53.	[Replaced 1998, ~~a~~Amended 201~~2~~3] Subject to the provisions of the Statutes, as may be from time to time in effect:

(a)	The Board of Directors may fix a Record Date to determine the shareholders entitled to notice of and/or to vote at any meeting of shareholders or any adjournment thereof (the "Meeting"), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board of Directors, and which Record Date shall not be more than twenty one~~sixty~~ (~~60~~21) nor less than four~~e ten~~ (~~10~~4) days before the date of the Meeting. Notwithstanding the above, in a Meeting that the agendaincludes also topics listed in Section 87(a) to the Israeli Companies Law, the RecordDate shall not be more than forty days (40) nor less than twenty eight (28) days before the Meeting unless allowed otherwise by the Statutes.~~If no Record Date is fixed by the Board of Directors~~. The Record Date for determining shareholders entitled to notice of or to vote at the meeting shall be at the close of business on the day next preceding the day on which such board meeting is held. A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; providing, however that the Board of Directors may fix a new Record Date to the adjournment meeting.

(b)	~~Subject to any rights or restrictions of Article 55(a), every~~Every member shall have one vote for each share of which he is the holder~~, whether on a show of hands or on a poll~~.

~~57.~~54.
If any member be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator and such last mentioned persons may give their votes either personally or by proxy.

~~58.~~55.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

~~59.~~56.	[Amended 2013] Votes may be given either personally or by proxy. A proxy ~~need~~does not need to be a member of the Company.

~~60.~~57.

(a)
The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the Directors, and shall be signed by the appointor or by his attorney duly authorized in writing, or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b)	[Deleted 201~~2~~3]~~The instrument appointing a proxy shall be deemed to include authorization to demand a poll or to vote on a poll on behalf of the appointor.~~

~~61.~~58.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

~~62.~~59.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

~~63.~~60.
Subject to the provisions of the Statutes, a resolution in writing signed by all the members, in person or by proxy, for the time being entitled to vote at General Meeting of the Company shall be as valid and as effectual as a resolution adopted by a General Meeting duly convened, held and constituted for the purpose of passing such resolution.

~~64.~~61.
A member will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing member. Every proxy so appointed on behalf of the same member shall be entitled to vote as he sees fit.

~~65.~~62.
No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS

~~66.~~63.	[Amended 2013] The Board of Directors of the Company shall consist of such number of Directors as may be fixed from time to time by an Ordinary Resolution of a General Meeting, provided it shall not be less than two, including external directors, or more than eleven. As long that the Company is a public company, corporation cannot be nominated as a director inthe Company.

~~67.~~64.
The Directors shall be elected at the Annual General Meeting of the Company and shall hold office until the close of the succeeding Annual General Meeting. Should no Directors be elected at the Annual General Meeting, the Directors holding office at the time such meeting was convened shall continue to hold their office. Directors whose term of office expired may be re-elected.

~~68.~~65.	[Deleted 201~~2~~3]~~Except for Directors whose term of office expired at the time the meetingwas convened and for persons nominated for the office of a Director by the Directors, no person shall be nominated for the office of a Director at a General Meeting unless, not less thanforty-eight hours and not more than forty-two days prior to the date set for such meeting, another notice signed by the member (or by the candidate) entitled to participate and alsopresent at the meeting with respect to which notice was given, indicating his intention of nominating the candidate to the office of a Director and accompanied with the written consentthereto of the nominee, was delivered to the Office.~~

66.
[Amended 2013] Director's term will begin on the date of his appointment - as stated by the General Meeting, but the General Meeting may set a date later than the date of the General Meeting as the start date for appointment as a Director of the Company.

~~69.~~67.
[Amended 201~~2~~3] Subject to the provisions of the Companies Law, ~~The~~the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

~~70.~~68.	[Amended 201~~2~~3] The office of a Director shall be vacated, ipso facto, under the circumstances set forth in the Statures.~~:~~

~~(a) upon his resignation by written notice signed by him and delivered to the Office;~~

~~(b) if he becomes bankrupt or enters into an arrangement with his creditors;~~

~~(c) if he be found to be a lunatic or becomes of unsound mind;~~

~~(d) if he be relieved of his office as provided in Article 74 hereof.~~

~~71.~~69.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~No~~no Director shall be disqualified by virtue of his office from holding any office, or, deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered Into by or on behalf of the Company in which the Director shall in any way be interested, be  avoided, nor shall any Director be liable to account to the Company for any profit arising from any such office or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at the first meeting of the Board of Directors after the acquisition of his Interest.

After such disclosure of personal interest, the~~every~~ Director shall not be entitled to participate and vote as a Director in the set Board of Directors meeting regarding ~~in respect of~~ any contract or arrangement in which he is  ~~so~~ interested as aforesaid except for contracts or arrangements according to Article 271 of the Israeli Companies Law. The Director who has a personal interest, may be present to explain the contract or arrangement, if the Chairman of the Board,determines that he is required to do so. However, if a majority of the Directors have personalinterest, all the members of the Board of Directors shall be entitle to participate and vote in theaforementioned Board of Directors meeting and such transaction will have to be furthersubject to the approval of the shareholders of the Company. A general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall not be a sufficient disclosure under this Article and ~~after such general notice it shall not be necessary to~~ every Director shall give ~~any~~ a special notice relating to any particular transaction with such firm or company.

~~72.~~70.	[Amended 2013] The Company may from time to time at a General Meeting, increase or decrease the number of Directors subject always to Article ~~65~~63.

~~73.~~71.
[Amended 2013] In the event of one or more vacancies in the board of Directors, the continuing Directors may continue to act as long as the Board of Directors consists of at least more than ~~a majority of the total number of~~ three Directors ~~elected and not less than two~~. However, in the event that the remaining Directors are ~~not a majority of the total number of Directors, or~~ less than three Directors~~two~~, the remaining Director or Directors may not be permitted to act only ~~call~~ for ~~the~~ convening ~~of~~ a General Meeting for the purpose of the election of new Directors.

~~74.~~72.
[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~T~~the Directors may at any time and from time to time appoint any other person as a Director, whether to fill a casual vacancy or to add to their number. Any Director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

73.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~T~~the Company may at a General Meeting remove any Director from office before the expiration of his term of office and appoint another Director in his stead, provided that the removed Director shall be given a reasonable opportunity to present his case to the General Meeting. The person so appointed shall hold office only for such period as the person in whose stead he was appointed would have held office had he not been removed.

~~75.~~74.
[Amended 2013] As long that the Company is a public company according to the Israeli Companies Law, the Company shall have at least two external directors, as defined in the Israeli Companies Law, at least one of whom must be a director with accounting and financial expertise, and the rest have professional qualifications, as defined in the regulations promulgated under Section 240 of the Israeli Companies Law.

PRESIDENTS

~~76.~~75.
The Board of Directors may from time to time appoint one or more persons as President or Presidents of the Company whether for a fixed term or without any limitation of time and the Board of Directors may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

~~77.~~76.	The Directors may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President.

~~78.~~77.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, the Directors may from time to time confer upon and delegate to a President then holding office such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities for such period and for such purposes and subject to such conditions and restrictions which they consider advantageous, and they may delegate such authorities with or without waiving the authorities of the Directors with respect thereto and their being in lieu of their authorities, in whole, or in part, and they may from time to time revoke, cancel and alter such authorities in whole or in part.

~~79.~~78.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, as may be from time to time ineffect, ~~T~~ the remuneration of a President shall be approved ~~fixed~~ by the Company's compensation committee, the Directors and the shareholders meeting in a special majority, asdefined and required according to the Israeli Companies law, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of wages or commissions or profit sharing or a combination thereof.

79.	[Deleted 201~~2~~3]~~Notwithstanding anything to the contrary contained in Articles 77 and 87hereof, the remuneration of the President shall be fixed exclusively by the Directors.~~

80.	[Amended 2013] Subject to the provisions of the Statutes, the Company may elect the same person as its President and its Board of Directors chairman.

DIRECTOR'S ACTS AND AUTHORITIES

81.
[Amended 201~~2~~3] The powers and the duties of the Board of Directors shall be as prescribed by the Companies Law,~~The management of the business of the Company shall be vested in theBoard of Directors, which may exercise all such powers and do all such acts and things as theCompany is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred an the Boardof Directors by this Article 80 shall be~~ subject to the provisions ~~of the Companies Ordinance,~~ of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

82.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, the Directors may meet together for the dispatch of the business of the Company and they may postpone their meetings and otherwise regulate them as they shall deem fit. A Director may call a meeting of the Board of Directors at any time. ~~and the Secretary, if so requested by a Director, shall accordingly convene such a meeting.~~ The quorum for the dispatch of business by the Board of Directors shall be determined by the Directors and if not so determined shall be the majority of the Directors.

83.
[Amended 2013] A resolution in writing signed or otherwise approved by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board of Directors at a meeting of the Board of Directors duly convened and held, provided that all the directors whoare entitled to participate in such resolution and to vote on it, agreed not to convene the same matter.

84.
[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~E~~every Director shall be entitled to be represented and to vote at any meeting of the Board of Directors by another Director or by another person appointed by him (not a corporation) ~~and whose appointment was agreed to bythe Directors in a written resolution or at the next meeting of the Board of Directors~~, who shall act as his alternate for one meeting or for another specified period or until notice be given of the cancellation of the appointment. In order to be nominated, the alternate Director must be eligible to be appointed as a Director according to the Israeli Companies law. Each alternate Director shall have the number of votes equivalent to the number of Directors who appointed him as alternate and if he himself is a Director he shall have such number of votes in addition to his own vote. The appointment of an alternate shall be made in writing. A Director may appoint two alternates. However, if the two alternates of the same Director shall be present at the Board of Directors' meeting, only one of them shall have the right to vote thereat. It shall benoted that the appointment of an alternate Director to the Board, does not relieve thenominating Director from his responsibility as a Director.

85.
[Amended 201~~2~~3] A Director being at any time absent from Israel shall be entitled during such time to a seven day notice of any Meetings of the Board of Directors, provided he notified the Company of an address to which such notice should be sent. Such notice should be sent by fax,e-mail, telex, cable or telecopier.

86.

(a)
[Amended 2013]  The Board of Directors will ~~may from time to time~~  elect a Chairman for their meeting and fix the term of his office, and unless otherwise decided, the Chairman shall be elected annually. In the event that a Chairman was not elected and if the Chairman should fail to be present at a meeting 15 minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(b)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes. In the case of an equality bf votes, the Chairman of the meeting shall have a further or casting vote.

87.
Any meeting of the Board of Directors, at which a quorum is present, shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them,

88.	[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~T~~the Board of Directors may delegate their authorities in whole or in part to committees as they shall deem fit and they may from time to time revoke such delegation. Any committee so created, must, in exercising the authorities granted to it, adhere to all the instructions of the Board of Directors given from time to time.

The meetings and proceedings of any such committee comprised of two or more members shall be governed by the provisions of these Articles regulating the meetings of the Board of Directors in so far as appropriate thereto unless the provisions of the Companies Law or the Board of Directors shall otherwise regulate the meetings of such a committee (hereinafter: "Committee of the Board of Directors").

89.
All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

90.	[Amended 2013] The Board of Directors and each Committee of the Board of Directors ~~Directors~~ shall cause proper Minutes to be kept of the following:

(a)	The names of all the Directors present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors;

(b)	All resolutions and proceedings of General Meetings of the Company, Board of Directors' meetings and Committee of the Board of Directors' meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein. The minutes shall be kept for a period of seven (7) years from the date of therelevant meeting.

91.	[Amended 2012] Subject to the provisions of the Statutes,~~A~~all bona fide acts carried out at any meeting of the Board of Directors held in Israel or thereafter as a result therefrom shall be valid notwithstanding the fact that a Director who was absent from Israel at the time of the meeting did not receive a notice with respect to its convening.

BRANCH REGISTERS

92.	[Amended 201~~2~~3] Subject to and in accordance with the provisions of the Statutes ~~Companies Ordinance~~ and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable legal requirements, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

SECRETARY

93.
The Board of Directors may from time to time appoint a Secretary to the Company as it deems fit and may appoint a temporary Assistant-Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE - STAMP AND SEAL

94.

(a)
Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board of Directors. The Company shall have at least one rubber stamp. The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or imprinted name (e.g. cheques).

(b)
The Board of Directors may provide for a seal. If the Board of Directors so provide, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

95.	[Amended 2013]Subject to the provisions of the Statutes, and ~~Subject~~ subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares, with regard to dividends, the profits of the Company available for dividend and resolved to be distributed, shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively, otherwise than in advance of calls. Unless not otherwise specified in the conditions of issuing of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period (Pro-Rata Temporis).

96.	[Replaced 2002, amended 201~~2~~3] The Company's Board of Directors, subject to any restrictions contained in the Statutes~~Company's Ordinance~~, may declare and pay dividend, either in the form of cash or stock, to its shareholders according to their rights and interests in the profit and may fix the time for payment.

97.	[Deleted 201~~2~~3]~~The Directors may from time to time pay to the members on account of thenext forthcoming dividend such interim dividends as in their judgment the position of the Company justifies.~~

98.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

99.	Notice of the declaration of any dividend, ~~whether interim or otherwise,~~ shall be given to the holders of registered shares in manner hereinafter provided.

100.
[Amended 2012] Subject to the provisions of the Statutes, ~~U~~unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the member or person entitled, or in the case of joint registered holders to that one of them first named in the register in respect of the joint holding. Every such cheque shall be made payable to the order of the person to whom it is sent. The receipt of the person whose name, at the date of the declaration of the dividend, appears on the register of members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company.

PAYMENT IN SPECIE AND CAPITALIZATION OF PROFITS

101.	[Replaced 2002, amended 201~~2~~3] Subject to the provisions of the Statutes,u~~U~~pon declaration by the Board of Directors a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures, debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways.

102.	[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~U~~upon the recommendation of the Board of Directors, approved by Ordinary Resolution of the Company, the Company -

i.
may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or to be distributed only to a certain part of the shareholders, while not distributed to other shareholders as will be decided by the General Meeting on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock or any other securities of the Company which shall be distributed accordingly, or in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and –

ii.
may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. When distributing shares for capitalized profits all members shall receive shares of one class - whether such class existed prior thereto or was created therefor; or, every shareholder shall receive shares of the same class which conferred upon him the right to receive shares from the capitalization of profits, or of any other class or a combination of several classes of shares - in accordance with the approval of the General Meeting.

103.	[Deleted 201~~2~~3] ~~For purposes of Article 101 the persons entitled to the aforementioned bonuses derived from capitalization, as a result of their holding bearer certificates shall be determined in accordance with the provisions of this Article. The following provisions shall beapplicable to the issuance of any shares or debentures or other securities by way of capitalization and relating to shares represented by a bearer certificate:~~

~~(a)~~
~~The Directors may issue and allot to a representative(s) appointed by them for such  purpose, all the shares or debentures or other securities which are to be issued to all the holders of bearer shares, and may give such representative(s) authority or powers with  respect to the realization of the shares or debentures or other securities issued to them, in whole or in part, in order to facilitate their distribution or for any other purpose as the  Directors shall deem fit. Any such issuance and allotment shall be deemed an issue and allotment to such persons as are entitled to part of the aforementioned capitalization with respect to bearer shares.~~

~~(b)~~
~~In order to determine the members who are entitled to such bonuses derived from the aforesaid capitalization with respect to bearer certificates, the Directors shall publish at least once in an Israeli newspaper, a notice with respect to the resolution to capitalize and the manner in which the capitalized amounts shall be distributed and the number of the coupon which is to be presented in order to receive the bonus. Upon presentation of the aforesaid coupon and its delivery at the place designated therefor in the notice, the  deliveror of the coupon shall be entitled to the bonuses derived from the aforesaid capitalization proportionate to the number of shares specified in the bearer share  certificate to which the coupons appertain.~~

~~In addition thereto the Directors may specify in the said notice a date (which shall not be earlier than six months after the date of the publication of the notice), after which all the shares or debentures or other securities which were not demanded shall be sold by the representative(s), and any person presenting himself thereafter and presenting the  coupon designated in the notice shall be entitled to receive only the net receipts derived fom the sale and the Interest accrued thereon.~~

~~(c)~~
~~The Company and the representative(s) may recognise the absolute right of the person presenting the coupon designated in the notice, in the aforesaid manner, to receive the bonuses derived from the capitalization and relating to the shares specified in the bearer share certificates to which the coupons are attached. The delivery of the coupon to the Company shall constitute a proper exoneration to the Company and the representative(s) for the delivery of the shares or debentures or other securities to the deliverer of the  coupons in proportion to the amount of shares represented by the coupons, or, for the payment of the net proceeds of the sale of the shares or the debentures or the other  securities, as the case may be.~~

104.	[Amended 201~~2~~3] For the purpose of giving full effect to any resolution under Articles 100 and 101 the Board of Directors may settle any difficulty which may arise ~~In~~ in regard to the distribution as it thinks expedient, and, in particular~~, may issue fractional certificates, and~~ may fix the value for distribution to any members upon the footing of the value so fixed or determine that fractions of less nominal value than one New Israeli Shekel may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets with trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. ~~Where requisite,a proper contract shall be filed in accordance with Sections 129 and 130(A)(2) of the Companies Ordinance, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.~~

ACCOUNTS

105.
[Amended 201~~2~~3]  The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Statutes ~~Companies Ordinance~~ and of any other applicable law. Such books of account shall be, kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may thin~~g~~k fit, and they shall always be open to inspection by all Directors. Subject to the provisions of the Statutes no member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Company.

106.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

107.	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by the applicable law.

NOTICES

108.	[Amended 201~~2~~3] Subject to the provisions of the Statutes:

(a)
Any notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (air mail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other addresses as he may have designated in writing for the receipt of notices and other documents together with publication in two daily newspapers published in Israel. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent to a place, or posted at a place outside Israel), or when actually received by the addressee if sooner than forty-eight (48) hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the President), provided, however, that such notice or other document as mentioned above may be sent by cablegram or telex and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram or telex has been sent or when actually received by such member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article.

(b)
Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of Its delivery to him, unless he is duly registered as a member.

(c)
All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(d)
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)
Any notice or other document served upon or sent to any member by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company has notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)	Where a given number of days notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

(g)	[Added 1998] To avoid any doubts, the entitlement of a member to receive any notice relating to convening meeting of shareholders under these Articles shall be as determined in article ~~55~~53(a).

RECONSTRUCTION

109.	Subject to the provisions of the Statutes, ~~On~~ on any sale of the undertaking of the Company, the Directors, or the liquidators on a winding-up, may, if authorized by ~~Special Resolution~~, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares, or securities, or any other property of the Company, amongst the members, without realization, or vest the same In trustees for them, and any ~~Special Resolution~~ may provide for the distribution or appropriation of the cash, shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members as contributories of the Company, and for valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only In the event that the Company is proposed to be or is in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INDEMNITY AND INSURANCE

110.	[Replaced 2004, amended 201~~2~~3]

(a)
Subject to the provisions of the  Statutes~~Companies Law, 1999 ("the Law")~~, the Company is authorized to indemnify its Directors and other Office Holders (collectively "the Officers"), as this term is defined under section 1 of the Companies~~law~~Law, to the fullest extent permitted by the Companies Law~~law~~, for any liability, payment or expense as detailed below, imposed on the Officers or expended by them due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company.

~~The Company may undertake in advance to indemnify the Officers, with respect to liabilities or expenses, specified in sub-section (b) herein below, provided that-~~

~~(1)~~	~~The Board of Directors ("the Board") will determine in advance the events which will, in the opinion of the Board, can be foreseen when the undertaking to indemnify is given; and~~

~~(2)~~	~~The Board will set the maximum amounts reasonable for such indemnification under said circumstances.~~

~~Without derogating from the above, the Company may resolve to indemnify the Officers, with respect to liabilities~~, payment ~~or expenses, specified in sub-section (b) herein below, after the event for which the indemnification is needed, has occurred.~~

(b)	The Company may indemnify Officers retrospectively ~~The indemnification of Company’s Officers will be for:~~ for debts or expenses imposed on such Officer due to anact done by virtue of his being an Officer in the Company:

(1)	A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorney's fees, (i) expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or (ii) expended by the Officer in respect of any monetary sanction;

(3)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(4)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

~~(2)~~
(5) Reasonable legal expenses, including attorneys fees, which the Officer incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent~~.~~;

(6)	Any other liability, payment or expense which the Company may indemnify its Officers under the Statues~~Law~~.

The Company may undertake in advance to indemnify its Officers in any one of the following situations:

(1)
A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court provided that such undertaking be limited to types of events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum determined by the Board of Directors as reasonable in the circumstances of the case.

(2)	A provision permitting the company to indemnify its Officer for debts or expenses stated in articles 110(b)(2)-(6) above.

Anyway, the total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

(c)
Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of Officers responsibility for any liability that will be imposed on the officers due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company, in each of the following:

(1)	A breach of duty of care to the Company or to any other person;

(2)	Breach of fiduciary duty to the Company, on condition that the Officer acted in good faith and had reasonable grounds to assume that the act would not cause the Company any harm;

(3)	A monetary obligation that will be imposed on the Officer to the benefit of another person.

(4)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(5)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(d)	Subject to the provisions of the Companies Law,~~T~~the Company is authorized to procure insurance for or indemnify any person whom is not an Officer, including, without limitations, any employee, agent, consultant or contractor of the Company.

[Deleted 2013] ~~Subject to the provisions of the Companies Law, the Company is authorized to exempt, in advance, an Officer from all or some of his responsibility for damages caused pursuant to breach of his duty of care to it.~~

WINDING ־ UP

111.	If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the members in specie any part of the assets of the Company, and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the members, as the liquidators with like sanction shall think fit. The resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the members and may confer special rights on any class of member, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the members, any member who would be prejudiced thereby shall have a right to dissent, and, ancillary rights, as if such resolution were a Special Resolution passed pursuant to Section ~~203~~ 334 of the Companies Ordinance.

112.
[Added 201~~2~~3] The Company may donate reasonable sums to worthy causes, even if such donations are not within the scope of business consideration, as the Board or the President of the Company shall deem fit from time to time.

TAT Technologies Ltd,

To:	Date: June 2013

___________

____________

____________

Re: Officers indemnification ~~and Exemption~~ Undertaking

~~Whereas~~
~~on June 13, 2004 the Board of Directors of TAT Technologies Ltd. (the "Company") approved, following the approval of the audit committee of the Company, the issuance of an indemnification and exemption undertaking by the Company in favor of its Directors and senior managers of the Company (collectively the "Officers"), subject to the amendment of the Articles of Association of the Company and the approval of the General Meeting of the Company's Shareholders;~~

~~Whereas~~
~~on July 29, 2004 the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification and exemption undertaking by the Company to its Officers~~;

Whereas
on July 23, 2013 the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification undertaking by the Company to its Officers and to delete its right to exempt from liability its officers;

Whereas	_________________ (the "Indemnitee") serves as an Officer/Director of the Company;

1.	NOW, THEREFORE, in consideration of the Indemnitee's services to the Company or, at its request, to another entity, the Company hereby agree as follows:

~~2.~~	~~CERTAIN DEFINITIONS~~

~~1.1.~~
~~Expenses: includes reasonable costs of litigation, attorney's fees and all expenses reasonably incurred in defending any claim (including investigation and pre-litigation negotiations), which have been expended by the Indemnitee or for which the Indemnitee has been charged by a court in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was found innocent, or in a criminal offense in which the Indemnitee convicted and in which a proof of criminal intent is not required. Expenses shall also include, without limitation, any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Liabilities (as defined below).~~

~~1.2.~~	~~Liability: monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.~~

~~3.~~2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law for any Liability and Expense that may be imposed on Indemnitee due to an act performed or failure to, act by virtue of being an Officer of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Officer at the request of the Company either prior to or after the date hereof related to such acts and omissions described in Schedule A hereto (such Expenses and Liabilities hereinafter referred to as"Indemnifiable Liabilities"). Following is list of grounds for granting the indemnification by the Company according the applicable law and according to the company's articles of association:

2.1.1	A monetary liability imposed on Indemnitee in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

2.1.2
Reasonable legal expenses, including attorneys fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Indemnitee and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or expended by the Officer in respect of any monetary sanction;

2.1.3
A monetary obligation imposed on the Indemnitee in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 (the "Securities Law").

2.1.4
Expenses expended by the Indemnitee, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

2.1.5
Reasonable legal expenses, including attorneys fees, which the Indemnitee incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent;

2.1.6	Any other liability, payment or expense which the Company may indemnify its Indemnities' under the applicable law.

2.2.
~~The maximum amount payable by the Company under the terms of this undertaking shall not exceed the greater of US$5,000,000 or 25% of the Company's equity capital (net worth) according to the latest financial statements of the Company at the time that notice is provided to the Company pursuant to Section 8 below.~~The total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given provided to the Company pursuant to Section 8 below.

2.3.
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation Expenses, with respect to Indemnifiable Liabilities which the Indemnitee is entitled to be indemnified under Section 2.1 above, provided that Indemnitee submits to the Company an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses,

2.4.
The Company's obligation to indemnify the Indemnitee and advance Expenses in accordance with this undertaking shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, related to an Indemnifiable Liability and arising out of the Indemnitee's service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

~~4.~~3.	GENERAL LIMITATIONS ON INDEMNIFICATION

If when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed or such matter shall have been fully and finally settled by the parties) and the Company shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by acourt or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this undertaking or such matter shall have been fully and finally settled by the parties).

~~5.~~4.	NO WAIVER.

No waiver of any of the provisions of this undertaking shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing and signed by the party waiving such right.

~~6.~~5.	SUBROGATION.

In the event of payment under this undertaking, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

~~7.~~6.	REIMBURSEMENT.

The Company shall not be liable under this undertaking to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such Indemnifiable Liabilities shall be repaid to the Company promptly upon receipt by Indemnitee.

~~8.~~7.	EFFECTIVENESS.

This undertaking shall be In full force and effect as of the date hereof.

~~9.~~8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this undertaking, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this undertaking. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this undertaking for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than as provided below, The Indemnitee shall have, the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action; in each of which cases the fees and expenses of counsel shall be at the expense of the Company and in accordance with the terms and conditions of this Agreement. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3.
The Company shall not be liable to indemnify the Indemnitee under this undertaking for any amounts paid in settlement of any action or claim effected without its written consent The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

~~10.~~ 	~~EXEMPTION.~~

~~The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee's breach of the duty of care to the Company.~~

~~11.~~9.	NON-EXCLUSIVITY,

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company's Articles of Association or applicable law or otherwise.

~~12.~~10.	BINDING EFFECT.

This undertaking shall bind upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This undertaking shall continue in effect regardless of whether Indemnitee continues to serve as an Officer of the Company or of any other enterprise at the Company's request, provided that the claim for indemnification relates to an indemnifiable Event.

~~13.~~11.	SEVERABILITY.

The provisions of this undertaking shall be severable in !he event that any provision hereof (including any provision within a single section, paragraph or sentence) is held fry a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

~~14.~~12.	GOVERNING LAW

This undertaking shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to its conflict of law principles.

~~15.~~13.	TERMINATION

No supplement, modification, amendment, termination or cancellation of this undertaking shall be effective unless in writing and signed and agreed upon by the Company and the Indemnitee.

TAT Technologies Ltd.
By:
~~Regina Ungar;~~ Yaron Shalem_(CFO)
Signature: ________________
Name ant Title: _Director; CFO_

SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company

2.	Anti-competitive acts and acts of commercial wrongdoing

3.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander

4.	Acts in regard of violation of copyrights, patents, designs and any other intellectual property rights

5.	Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision

6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business

7.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, and other claims relating to relationships with investors and the investment community

8.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

9.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws

10.	Violations of any law or regulation governing domestic and international telecommunication in any jurisdiction

11.	Claims in connection with employment relationships with Company's or its subsidiaries' employees.